Exhibit 99.1
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PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
ANNOUNCEMENT
TERMINATION OF THE ACQUISITION OF SOUTH OIL EXPLORATION
AND DEVELOPMENT CO., LTD.
The Company and all Board members warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this announcement.
On 27 August 2009, PetroChina Company Limited (the “Company”) entered into an equity transfer agreement (the “Equity Transfer Agreement”) between the Company and (CNPC Exploration and Development Company Limited, “CNPC E&D”) and (CNPC Central Asia Petroleum Company Limited (“CNPC Central Asia”) pursuant to the approval of its board of directors. Under the Equity Transfer Agreement, the Company shall acquire the 100% share capital of (South Oil Exploration and Development Co., Ltd., “South Oil”) from CNPC E&D and CNPC Central Asia (the “South Oil Acquisition”). For further information, please refer to the announcement of the Company dated 28 August 2009 on the Company’s Acquisition of the Entire Share Capital of South Oil Exploration and Development Co., Ltd..
After entering into the Equity Transfer Agreement, the Company has maintained close communication with the transferors in respect of the completion of the South Oil Acquisition. However, due to a change in the relevant national policies , the parties to the transaction have not been able to agree on the completion mechanism. In order to ensure the smooth implementation of the Company’s operational strategies, the

Company has, after careful consideration, entered into a termination agreement with the transferors, CNPC E&D and CNPC Central Asia, on 19 August 2010, under which the parties have agreed to terminate the Equity Transfer Agreement.
The Company plans to enter into separate negotiations with the transferors with a view to complete the South Oil Acquisition as and when appropriate. If any agreement will be entered into in the future, the Company shall comply with the applicable requirements on internal approval and disclosure under the applicable listing regulations.

By order of the Board
PetroChina Company Limited
Li Hualin
Secretary to the Board
19 August 2010
Beijing, the PRC
As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.

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